UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 9, 2015

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

175 25 de Mayo Street

Issuers Division

Dear Sirs,

As required by section 62 of the Buenos Aires Stock Exchange Regulations and Resolution No. 2/12, I hereby inform you that at the Company Board of Directors meeting held on March 9, 2015, the following documents were approved: Annual Report, Statement of Financial Position, Statement of Comprehensive (Loss) Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements, Informative Summary and the information required by section 68 of the aforementioned regulations, relating to the year ended December 31, 2014.

The loss for the year ended December 31, 2014 amounts to $ 779.7 million, as compared to the $ 771.7 million profit recorded in the year ended December 31, 2013. Furthermore, the operating loss amounts to $ 253 million in spite of having computed revenue, not transferred to the electricity rates, for $ 2.2 billion from the partial recognition of higher costs stipulated in the Adjustment Agreement entered into by and between the Company and the Federal Government in November 2005, which demonstrates that it is necessary to restore the economic and financial equation of the public service, object of the concession, a situation that derives from the freezing of electricity rates and the continuous increase in costs.

Despite that which has been previously mentioned, the Company has made investments for $ 1.7 billion, mainly aimed at improving service quality and safety levels and meeting the demand.

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

The amounts disclosed below are stated in thousands of Argentine pesos and arise from the Financial Statements.

		Year ended December 31, 2014

Loss for the year

Attributable to the owners of the parent	Loss	(779,716)
Attributable to non-controlling interests		0
	Loss	(779,716)

Other comprehensive loss for the year

Attributable to the owners of the parent	Loss	(11,585)
Attributable to non-controlling interests		0
	Loss	(11,585)

Total comprehensive loss for the year

Attributable to the owners of the parent	Loss	(791,301)
Attributable to non-controlling interests		0
	Loss	(791,301)

Detail of Equity
Share Capital– Nominal Value (1)	906,455
Share Capital – Adjustment to Capital (2)	408,063
Additional paid-in capital	3,452
Legal Reserve	0
Other Comprehensive Loss	(39,862)
Accumulated Deficit	(893,107)
Total attributable to the owners of the Company	385,001
Non-controlling interests	0
Total Equity	385,001

(1)     Includes 9,412 related to treasury shares.

(2)     Includes 10,347 related to treasury shares.

Furthermore, and as required by sub-sections o), p) and q) of section 62, we inform the following:

Class of shares	Number of shares	% on Share Capital

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

The class “A” shares are owned by Electricidad Argentina S.A. (EASA), domiciled at 3302 Ortiz de Ocampo Street, Building 4 of the City of Buenos Aires. The class “B” shares are currently traded at the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of December 31, 2014, the Company has 9,412,500 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.  Moreover, IEASA S.A., domiciled at 3302 Ortiz de Ocampo Street, Building 4 of the City of Buenos Aires, owns 99.99% of EASA’s voting shares.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Furthermore, the Board of Directors proposes that the loss for the year be allocated to the Accumulated Deficit account, according to the following development:

In thousands of pesos
Accumulated deficit at beginning of year	(113,391)
Loss for the year	(779,716)
Accumulated deficit at end of year	(893,107)

Due to the fact that as of December 31, 2014 the accumulated deficit amounts to $ 893,107 thousand, the Board of Directors does not make any distribution proposal.

The negative results recorded by the Company as of December 31, 2014 consume 100% of the reserves and more than 50% of capital. Section 206 of the Argentine Business Organizations Law establishes the mandatory reduction of capital stock when this situation occurs. Therefore, in accordance with applicable regulations, the Company shareholders will have to analyze different options aimed at resolving this situation.

Yours sincerely,

VICTOR A RUIZ

Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 20, 2015